UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )

Elicio Therapeutics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

28657F103
(CUSIP Number)
Jay R. Venkatesan
451 D Street
5th Floor, Suite 501
Boston, MA 02210
857-209-0050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. . 28657F103	13D	Page 2 of 6 Pages

1.	Name of reporting person Jay R. Venkatesan, M.D.
2.	Check the appropriate box if a member of a group (see instructions) N/A
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization USA
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 319,527(1)
	8.	Shared voting power 476(2)
	9.	Sole dispositive power 319,527(1)
	10.	Shared dispositive power 476 (2)
11.	Aggregate amount beneficially owned by each reporting person 319,527 (3)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 3.7% (4)
14.	Type of reporting person (see instructions) IN

(1)    Consists of (i) 119,273, shares of Common Stock held directly by Jay R. Venkatesan, M.D., (ii) 199,778 shares of Common Stock that may be acquired pursuant to the exercise of stock options and vesting restricted stock units within 60 days of June 1, 2023.
(2)    Consists of 476 shares held by The Venkatesan Family Trust, of which Dr. Venkatesan is co-trustee.
(3)    See footnotes (1) through (3).
(4)    Based on the quotient obtained by dividing (i) the number of shares of Common Stock beneficially owned by Dr. Venkatesan as set forth in Row 11 by (ii) 8,732,351shares of Common Stock outstanding as of June 1, 2023 (“SEC”), as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on June 2, 2023.

CUSIP NO. 28657F103	13D	Page 3 of 6 Pages

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (“Schedule 13D”) filed by Jay R. Venkatesan, M.D. with the SEC on April 27, 2022, relating to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Elicio Therapeutics, Inc., a Delaware corporation (the “Issuer”), formerly known as Angion Biomedica Corp., a Delaware corporation (“Angion”).

As of the date of this Amendment No. 1, as a result of the Merger (defined below), Dr. Venkatesan is not a beneficial owner of more than five percent of the Common Stock. Accordingly, the filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for Dr. Venkatesan.

Item 1. Security and Issuer.

This Amendment No. 1 relates to the Common Stock. The principal executive office of the Issuer is located at 451 D Street, 5th Floor, Suite 501, Boston, MA 02210.

Item 2. Identity and Background.

(a) The Name of Person Filing is: Jay R. Venkatesan, M.D.

(b) Business Address of Dr. Venkatesan:
     D Street, 5th Floor, Suite 501, Boston, MA 02210

(c) Dr. Venkatesan is a director of the Issuer, the principal business office of which is located at: 451 D Street, 5th
Floor, Suite 501, Boston, MA 02210.

(d) - (e) During the last five years, Dr. Venkatesan has not (i) been convicted in any criminal proceeding (excluding traffic
violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body         of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Venkatesan is a citizen of the United States.

Item 4. Purpose of Transaction.

This Amendment No. 1 amends and supplements the disclosure in Item 4 of the Schedule 13D by adding the following:

On June 1, 2023, Angion completed a merger transaction in accordance with the terms and conditions of the Agreement and Plan of Merger and Reorganization, dated January 17, 2023 (the “Merger Agreement”), by and between Angion, Arkham Merger Sub, Inc a Delaware corporation and wholly owned subsidiary of Angion (“Merger Sub”),. and the Issuer, pursuant to which Merger Sub, merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Angion (the “Merger”). In connection with the completion of the Merger, on June 1, 2023, Angion changed its name from “Angion Biomedica Corp.” to “Elicio Therapeutics, Inc.”

Dr. Venkatesan will continue on as a member of the Board of Directors of the Issuer. Neither Dr. Venkatesan nor The Venkatesan Family Trust has any present plans which relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except that Dr. Venkatesan [may] acquire shares of Common Stock upon exercise of stock options and vesting of restricted stock units granted to him in his former capacity as Chief Executive Officer of Angion.

CUSIP NO. . 28657F103	13D	Page 4 of 6 Pages

Item 5. Interest in Securities of the Issuer.

This Amendment No. 1 amends and restates Items 5(a)-(e) of the Schedule 13D in its entirety as set forth below:

(a) As of June 1, 2023, upon the closing of the Merger, the aggregate number of shares of Common Stock beneficially owned by Dr. Venkatesan is 319,527, which represents approximately 3.7% of the shares of Common Stock outstanding as of June 1, 2023.

(b) Dr. Venkatesan has the sole power to vote and invest 265,353 shares of Common Stock, and has shared voting and investment power over 476 shares of Common Stock held by The Venkatesan Family Trust. Donna Louzidies, Dr. Venkatesan’s spouse, as co-trustee of The Venkatesan Family Trust, also has shared voting and investment power over the 476 shares of Common Stock held by The Venkatesan Family Trust.

(c) Except as described in this Amendment No. 1, no transactions in the shares of Common Stock were effected by Dr. Venkatesan (or The Venkatesan Family Trust) during the past sixty days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares Common Stock set forth above.

(e) As of the date of this Amendment No. 1, as a result of the Merger (defined below), Dr. Venkatesan is not a beneficial owner of more than five percent of the Common Stock. Accordingly, the filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for Dr. Venkatesan.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

This Amendment No. 1 amends and restates Items 5(a)-(e) of the Schedule 13D in its entirety as set forth below:

Mr. Venkatesan was the former Chief Executive Officer of Angion and following the closing of the Merger, will continue to serve on the Board of Directors of the Issuer. Except for Dr. Venkatesan and Donna Louzidies acting as co-trustees for The Venkatesan Family Trust and as further described in Item 6 of this Amendment No. 1, there are no contracts, arrangements, understandings or relationships among Dr. Venkatesan and other person with respect to any securities of the Issuer, including but not limited to, the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Support Agreement

Concurrently with the execution of the Merger Agreement, Dr. Venkatesan entered into a support agreement by and between Dr. Venkatesan and Elicio Therapeutics, Inc., in favor of the Issuer relating to the Merger (“The Angion Support Agreement”). The Angion Support Agreement provides, among other things, that Dr. Venkatesan will vote all of his shares of Angion Common Stock: (i) in favor of adopting the Merger Agreement and approving the Merger, and the other transactions contemplated by the Merger Agreement; (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party.

Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, Dr. Venkatesan entered into a lock-up agreement by and between Dr. Venkatesan and Angion (the “Lock-Up Agreement”). Pursuant to the Lock-up Agreement, Dr. Venkatesan agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of Common Stock beneficially owned (or enter into any swap, short sale or similar arrangement) or exercise any registration rights with respect to the shares of Common Stock, in each case for a period of 180 days following June 1, 2023. The transfer restrictions contained in the Lock-Up Agreement do not apply in respect of the transfer of shares of Common Stock acquired in the open market or in a public offering by the Issuer following the date of the Merger Agreement

CUSIP NO. . 28657F103	13D	Page 5 of 6 Pages

Item 7. Materials to be Filed as Exhibits.

Exhibit	Description
1.	Form of Angion Biomedica Corp. Support Agreement, dated January 17, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 17, 2023.
2	Form of Lock-up Agreement, dated January 17, 2023 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 17, 2023.

CUSIP NO. . 28657F103	13D	Page 6 of 6 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 1, 2023

Jay R. Venkatesan

By:	/s/ Jay R. Venkatesan
Jay R. Venkatesan